TELEMIG CELULAR PARTICIPAÇÕES S.A. AND
TELE NORTE CELULAR PARTICIPAÇÕES S.A.
INFORM THE NEW PHONE NUMBERS
OF THEIRS INVESTOR RELATIONS AREA

Brasília, Brazil, June 27, 2005 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (ON)/TMCP4 (PN); NYSE: TMB) and Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (ON)/TNCP4 (PN); NYSE: TCN) inform the new phone numbers for contacting theirs Investor Relations Area.

New Phone Numbers:
(+55 61) 3429-5600 / 3429-5673 / 3429-5616 / 3429-5617

New Fax Number:
(+55 61) 3429-5626

Investor Relations Area
Ricardo Perpetuo / Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5600/5673/5616/5617
Fax: (+55 61) 3429-5626
ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Companies’ management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Companies’ operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Companies may be different from the Companies’ current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Companies do not undertake any obligation to update them in light of new information or future developments.